Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

PAE Incorporated

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

69290Y109

(CUSIP Number)

Gores Sponsor III, LLC

9800 Wilshire Blvd.

Los Angeles, CA 90212

310-209-3010

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69290Y109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Gores Sponsor III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 10,945,376 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 10,945,376 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,945,376 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) the 5,924,737 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of PAE Incorporated (formerly known as Gores Holdings III, Inc., the “Issuer”) owned directly by AEG Holdings, LLC (“AEG”) and (b) 5,020,639 shares of Class A Common Stock issuable upon exercise of 5,020,639 warrants to purchase shares of Class A Common Stock issuable upon exercise on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) owned directly by AEG.

CUSIP No. 69290Y109	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 12,286,682 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 12,286,682 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,286,682 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

(1)

Represents (a) the 5,924,737 shares of Class A Common Stock owned directly by AEG, (b) 5,020,639 shares of Class A Common Stock issuable upon exercise of 5,020,639 Warrants owned directly by AEG, (c) 54,348 shares of Class A Common Stock held by Mr. Gores’s spouse, and (d) 1,286,958 shares of Class A Common Stock owned by a series of trusts for the benefit of Mr. Gores’s children who are members of his household. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned thereby and the shares of Class A Common Stock underlying Warrants owned thereby, as well as the shares of Class A Common Stock owned directly, by his spouse or by trusts for the benefit of his children.

Page 5 of 6 Pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed on February 18, 2020 (the “Schedule 13D”) jointly by Gores Sponsor III, LLC (“Sponsor”), AEG Holdings, LLC (“AEG”) and Alec Gores (“Alec Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of PAE Incorporated (formerly known as Gores Holdings III, Inc., the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

Item	4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On June 5, 2020, Sponsor made a distribution of 5,483,741 warrants to purchase shares of Class A Common Stock issuable upon exercise on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) to its members, including the distribution of 5,020,639 Warrants to AEG.

On August 12, 2020, Sponsor made a distribution of 6,003,426 shares of Class A Common Stock to its members, including the distribution of 3,954,790 shares of Class A Common Stock to AEG.

Item	5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and supplemented as follows:

(a)-(b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 92,040,654 shares of Class A Common Stock outstanding as of July 31, 2020, as reported in the Current Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 6, 2020 by the Issuer. The shares of Class A Common Stock held by each of the Reporting Persons includes 5,020,639 shares of Class A Common Stock issuable upon exercise of 5,020,639 Warrants held of record by AEG.

Page 6 of 6 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Gores Sponsor III, LLC	0	0%	0	0	0	0
AEG Holdings, LLC	10,945,376	11.3%	0	10,945,376	0	10,945,376
Alec Gores	12,286,682	12.7%	0	12,286,682	0	12,286,682

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2020

GORES SPONSOR III, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

ALEC GORES

/s/ Alec Gores